Mail Stop 3561

      October 7, 2005

Deborah C. Paskin, Esq.
Executive Vice President, Secretary and General Counsel
Brookdale Senior Living Inc.
330 North Wabash
Suite 1400
Chicago, Illinois  60611

	Re:  	Brookdale Senior Living Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed September 21, 2005
      File No. 333-127372

Dear Ms. Paskin:

	We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the marked version you have provided to us.

Prospectus Summary, page 1

1. We note your response to prior comment 5, however, tell us in your response letter why you believe it is appropriate to add the 4,266 units/beds acquired after the publication of the survey since other operators could have similarly added a significant number of units/beds.

2. Please see prior comment 8 and either reduce the sections entitled
Industry Trends, Growth Strategy and Competitive Strengths or delete them. Most of this information does not appear to be so material to warrant inclusion in the summary.

3. We note your response to prior comment 9. However, please tell us in your response letter whether your long term leases and property ownership will result in a negative economic effect on your operations if the commercial real estate market declines in any of your geographic areas. If so, please balance your "financial control" statement.

Summary Combined Financial Information, page 7
4. We note your disclosure in footnote (3) that a number of your debt and lease agreements contain covenants measuring facility operating income. You should expand your discussion of the non-GAAP measure to demonstrate compliance with financial covenants contained in your debt and lease agreements. For example, you need to discuss the following:

* Describe the facility operating income measure requirement under the agreements;
* Compare the measure you disclosed with the required facility operating income metric under the financial covenant, if calculated in a different manner from the amount you disclose as facility operating income;
* Disclose whether or not you were in compliance with the financial covenants.

	For additional guidance, refer to Item 10 of Regulation S-K and the document on Frequently Asked Questions on non-GAAP measures which is available on our website at: www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.
5. In addition, you should disclose in your MD&A whether you were in compliance with the covenants measuring facility operating income.
6. Revise the table of financial data at page 8 to include cash flows from operating, investing and financing activities for the three months ended June 30, 2003 and 2004. Also include pro forma cash flow from operating activities for each period that your present pro forma cash earnings.

Risk Factors, page 12

Competition for the acquisition of strategic assets...., page 16

7. We note your response to prior comment 19. If any of your REIT competitors referenced here are public companies and they out bid you for a significant asset purchase there would be public disclosure of the purchase. Please confirm in your response letter that you are not aware of any such purchase.



Selected Combined Historical Financial and Operating Data, page 34
8. Include earnings per share information for each period presented in the table of selected data. Also revise the table in the prospectus summary at page 8.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 36

Alterra Reorganization, page 39

9. Briefly disclose "the various strategic initiatives that were begun by management in 2000 and 2001," the number of facilities that were sold and quantify the reduction in general and administrative expenses.

Financial Developments, page 41
10. Based on the disclosures in the notes to pro forma information at page F-18, it appears you will adjust the amount of compensation expense for shares of BLC and membership interests of FEBC-ALT issued to executives in August 2005 based on the actual IPO price. If true, please disclose this in your discussion of the accounting for these options at page 42. If this is not the case, we may have additional comments when you file an amendment that includes the price range of the offering.

Non -GAAP Financial Measures

Cash Earnings, page 66
11. Please disclose that cash earnings does not represent cash available for dividends or discretionary expenditures, since you may have mandatory debt service requirements or other non-discretionary expenditures that may not be reflected in this measure.
12. We note your disclosure that your operating leases and loan agreements contain provisions requiring you to make minimum annual capital expenditures. You should disclose, if material, the impact this requirement might have on your financial condition and results of operations within MD&A. In addition, discuss what could happen if you are not able to make the required minimum annual capital expenditures.

Business, page 71

History, page 75
13. Based on disclosure in the filing it appears that Fortress Brookdale Investment Fund LLC is included in the common control group. Tell us why you have not identified the nature of the ownership or relationship in the chart showing the pre-combination structure.
14. The post-combination chart shows a 74.4% interest for Fortress Investment Holdings, LLC. You disclose at page 76 that entities, other than Fortress Investment Holdings, will hold your common stock.
Please revise the chart to reflect the actual stock ownership just prior to the offering.

Certain Relationships and Related Party Transactions, page 132

15. We note that for some transactions you state that you believe the terms and conditions were comparable to the terms you could have obtained from unaffiliated third parties and in some you state that you believe that the terms area "reasonable and customary for transactions of this type." Please clarify the distinction between these two conclusions.

Notes to the pro forma information

Pro forma page F-7 - Note 1, basis of presentation.
16. It appears that your calculation of earnings per share will include all common stock outstanding after the offering. Please revise the calculation to include only additional shares sold in the offering whose proceeds will be used to retire debt and purchase leased facilities.

Note (C) Acquisition adjustments, page F-8
17. We reissue prior comment 70. In columnar format show the historical results of operations for each acquisition, the pro forma adjustments and the resulting pro forma information, as required by
Article 11 of Regulation S-X.   In addition, your adjustments to
the
statements of operations should only give effect to events that are
directly attributed to the transaction, factually supportable and have a continuing impact. The pro forma information should not reflect changes resulting from management`s actions or plans subsequent to the combination, such as the adjustment for general and
administrative expense at page F-11.   These types of changes are
more akin to forecasts that you may present in the notes to the pro forma or other parts of the document.
18. We reissue prior comment 71. Please delete adjustments F and G at page F-17 reflecting expected reductions in expense for synergies attributed to the mergers. These reflect changes resulting from management actions subsequent to the combinations and as discussed in the previous comment.



Note (D) Initial Public Offering Adjustments, page F-13
19. We note the revisions in response to prior comment 66. Please note that it is not apparent how some of the balance sheet adjustments shown in the column `Initial Public Offering` at page F-3 reconcile to the entries described in Note (D). For example, we refer to the adjustment of $49,822 to the mortgage and other indebtedness caption. Please revise to identify each balance sheet adjustment and present all adjustments in a self-balancing format.
20. Tell us how your calculation of the step-up in basis of the purchased minority interest shown in the table at page F-14 is consistent with the guidance in SFAS 141. It appears you should calculate the cost of the minority interest based on the fair value of the stock issued to the minority shareholders.

Unaudited pro forma statement of operations, GAAP EBITDA, Adjusted EBITDA and cash earnings, pages F-20 through F-23

21. We reissue prior comment 74. We continue to believe that the information in Schedules I and II constitutes the presentation of non-GAAP measures on the face of pro forma results of operations and
is inappropriate.   We also note that each line item for revenue
and
expense that reflects an adjustment to arrive at EBITDA or
Adjusted
EBITDA is a separate non-GAAP measure, that requires all the
disclosures defined in Item 10 of Regulation S-K.   Please delete
these schedules.

Combined Statements of Operations, page F-29
22. We reissue prior comment 76. Disclose on the face of the combined statements of operations the amount of depreciation and amortization that is excluded from the line item for facility operating expense. Refer to the guidance in SAB Topic 11.B.

 Note 1 Organization, page F-35
23. Please expand your response to prior comment 81 to describe in more detail how you evaluated your business activities and applied the criteria in paragraph 10 of SFAS 131 in evaluating whether you have more than one operating segment.
24. Please describe the type of information reviewed by the chief executive officer and co-presidents in allocating resources and assessing performance. You indicate in your response that discrete financial information is available by facility. Tell us whether this information is provided to the chief executive officer and co-presidents.
25. Your response suggests that you may be aggregating operating segments into one reportable segment, based on similar economic characteristics. If that is case, please provide us with the economic performance measures you used in your analysis and discuss how you concluded that these are similar. Please refer to the FASB implementation guide for SFAS 131.

Resident Fee Revenue, page F-40
26. We note your response to prior comment 83. Tell us how you applied the guidance in SFAS 78 in assessing whether refundable entrance fees are considered due on demand. For any entrance fee refund obligations that by their terms may be voluntarily terminated by the resident, resulting in the obligation to pay a refund to the resident within twelve months of termination, the guidance contained in SFAS 78 requires classification of the refund obligation as a current liability. Additionally, in determining the portion of the entrance fee related liabilities that should be classified as current liabilities, you should include the entire amount of potential refund as of the balance sheet date presented regardless of the likelihood or probability that it will be called.

Note 1 Organization, page F-35
27. Disclose in more detail the basis for presenting combined financial statements. Identify the affiliates included in the control group. Disclose the nature of the relationships between Fortress Investment Group and each affiliate. Identify the factors or criteria you used in concluding that Fortress Investment Group and these entities constitute a control group.
28. Tell us how you applied paragraph 3 of EITF 02-5 to the affiliates of Fortress Investment Group in evaluating whether common control exists among these entities. Discuss each affiliated entity and the nature of the affiliation. Describe the nature and significant terms of the management agreements shown in the pre-combination organization chart.
29. When we receive your evaluation of the common control group, we may have additional comments about your proposed method of accounting for the minority shareholder groups in the merger with Brookdale Living Communities and Alterra Healthcare Corp.
30. We have considered your response to prior comment 78. We believe you should revise the financial statements to account for the non-controlling ownership interests in Brookdale and Alterra as minority interest. This presentation will clearly identify the portion that is not under common control and assist an investor in understanding the change in the structure subsequent to the formation transactions occurring prior to the offering.



*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Alonso Rodriguez, Staff Accountant, at (202) 551-3370, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other
questions.


								Sincerely,


								Larry Spirgel
								Assistant Director


cc:	via facsimile (212-777-3050)
      Joseph A. Coco, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP


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Deborah C. Paskin, Esq.
Brookdale Senior Living Inc.
October 7, 2005
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